LAW OFFICE OF
                               STEWART A. MERKIN
                                ATTORNEY AT LAW
                           RIVERGATE PLAZA, SUITE 300
                              444 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                            e-mail: merkmia@aol.com

Tel.: (305) 357-5556                                        Fax:  (305) 358-2490



June 4, 2002



Gregory Dundas
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

    Re: Treasure Financial Corp.
        SEC File No. 333-88968

Dear Mr. Dundas:

Pursuant to Rule 473 of the Securities Act of 1933, please include the following amended statement to be set forth on the facing page thereof following the calculation of the registration fee of the above described Registration
Statement:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

This letter is executed by the agent for service named in the above described Registration Statement pursuant to Rule 478 of the Securities Act of 1933.

Very truly yours,


/s/ Stewart A. Merkin
---------------------
Stewart A. Merkin
SAM:ecg